UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A36/atl

22 October 2002

File No. 82-2947

02055825

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street, N.W.
Washington, DC 20549
USA

UNITED OVERSEAS BANK LIMITED AND PLUSFUNDS GROUP INC. SIGN A COOPERATION AGREEMENT TO DEVELOP INVESTMENT PRODUCTS FOR THE S&P HEDGE FUND INDEX

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Dear Sir

We enclose a copy of our Announcement dated 22 October 2002 with regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 11/18

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 04 2002
WASH. D.C. 155

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

UNITED OVERSEAS BANK LIMITED AND PLUSFUNDS GROUP INC. SIGN A COOPERATION AGREEMENT TO DEVELOP INVESTMENT PRODUCTS FOR THE S&P HEDGE FUND INDEX

Singapore, 22 October 2002 – United Overseas Bank Limited (UOB), along with its global asset management marketing arm, UOB Global Capital LLC, today announced that it has signed a cooperation agreement with New York-based PlusFunds Group Inc. (PlusFunds). The purpose of the agreement is to support the development of PlusFunds' investment products based on Standard & Poor's recently introduced S&P Hedge Fund Index in Singapore and other select Asian markets. PlusFunds holds the exclusive license to develop certain investable products based on the S&P Hedge Fund Index.

Terence Ong, Senior Executive Vice President at UOB, said, "In the Asian region, we have seen an increased interest in alternative investments both on the part of individual and institutional investors, especially since capital moving from the global equity markets is seeking reinvestment avenues. The S&P Hedge Fund Index combines a set of critical characteristics: it is representative, transparent, investable and it benefits from Standard & Poor's rigorous due diligence process and fund selection criteria. We see this cooperation agreement as a unique opportunity for our clients to participate in this asset class while enjoying the transparency traditionally offered by non-alternative investments."

Observed Christopher Sugrue, Chairman of PlusFunds Group Inc., "PlusFunds' expertise in the hedge fund marketplace and UOB's extensive knowledge and presence in key Asian markets represents an ideal combination to further establish the S&P Hedge Fund Index as a key benchmark for alternative investments. We look forward to working with UOB to better serve investor needs for such investment products in Singapore and other select Asian markets."

Paul Aaronson, Executive Managing Director, Standard & Poor's said, "With this agreement between UOB and PlusFunds, we are seeing the hedge fund benchmarking concept play out 'in the field.' UOB is a major participant in the global financial services arena and this institution has grasped the significant role that the S&P Hedge Fund Index can play in enhancing its investment offerings to its clients. We are confident that the S&P Hedge Fund Index will become an invaluable tool to this institution providing investment products related to this important asset class."

For further information, please contact:

Meir Kahtan/Sarah Ossey	Meir Kahtan Public Relations LLC 212-699-6065/212-727-4753 Email: mkahtan@rcn.com
Peter Heng	FVP, Corporate Affairs United Overseas Bank Limited Tel: (65) 6539 3980 Email: Peter.HengYS@uobgroup.com
David Goss	Managing Director, UOB Global Capital LLC Tel: (1) (212) 398 6633 Email: dgoss@uobglobal.com
Michael Landau	Managing Director, UOB Global Capital SARL Tel: (33) (1) 5364 8400 Email: michael.landau@uobgc.com

Notes to the Editor

About the Standard & Poor's Hedge Fund Index

The Standard & Poor's Hedge Fund Index, introduced in May and expected to launch in early November, is designed to be both investable and representative of the broad-based investment experience of the hedge fund marketplace. It comprises nine distinct hedge fund investment strategies grouped into three broad style categories—Arbitrage, Event-Driven and Directional/Tactical. More information about the structure, design and components of the S&P Hedge Fund Index can be found on www.spglobal.com.

About PlusFunds Group

Since its inception in 1998, PlusFunds has been at the forefront of providing innovative products for hedge fund managers and investors. PlusFunds has forged a broad alliance of globally respected firms within the financial services industry to improve dramatically both the accessibility and quality of information and oversight in the marketplace, significantly augmenting the proven benefits of hedge funds for institutions, private investors and the professionals who advise them.